Advent/Claymore Closed-End Funds Announce Tender Offers

New York, NY – August 9, 2017 – Advent Claymore Convertible Securities and Income Fund (NYSE: AVK) and Advent Claymore Convertible Securities and Income Fund II (NYSE: AGC) (each a “Fund” and together, the “Funds”) announced today that each Fund’s tender offer (the “Tender Offers”) to purchase for cash up to 15% of such Fund’s outstanding common shares of beneficial interest (the “Shares”) at a price per Share equal to 98% of such Fund’s net asset value (“NAV”) per Share, as of the business day immediately following the expiration of the Tender Offer, will commence on Wednesday, August 9, 2017 and expire, unless otherwise extended, at 5:00 p.m., New York City Time, on Thursday, September 7, 2017.

The Funds’ Board of Trustees previously announced its intention to conduct the Tender Offers in a press release dated May 1, 2017.

The terms and conditions of each Fund’s Tender Offer are set forth in such Fund’s Offer to Purchase and related Letter of Transmittal that have been filed with the Securities and Exchange Commission (SEC).

Questions regarding the Tender Offers may be directed to Georgeson, Inc., the information agent for the Tender Offers as follows: for inquiries regarding AGC, (888) 607-9252; for inquiries regarding AVK, (800) 509-1078.

***
The above statements are not intended to constitute an offer to participate in the Tender Offers. The Tender Offers will be made only by an Offer to Purchase, a related Letter of Transmittal and other documents that have been filed with the SEC. Shareholders of the Funds should read the Offer to Purchase and tender offer statement and related exhibits, as they contain important information about the tender offers. These and other filed documents are available to investors for free both at the website of the SEC and from the Funds.

Neither the Funds nor their Boards of Trustees nor Guggenheim Funds Distributors, LLC, AVK’s servicing agent, Guggenheim Funds Investment Advisors, LLC, AGC’s investment adviser, nor Advent Capital Management, LLC, the Funds’ investment manager, makes any recommendation to any shareholder as to whether to tender common shares for purchase or to refrain from tendering common shares.

Additional Information

About Advent Capital Management
Advent Capital Management, LLC (“Advent”) is a registered investment advisor dedicated to providing its clients with superior investment performance. Advent invests primarily in convertible, high yield and equity securities offered through long only, hedge-fund and NYSE-listed closed-end fund products. Advent’s investment team consists of seasoned professionals performing bottom-up fundamental research. Since inception in 1995, Advent has grown into a $9 billion diversified investment management firm (as of March 31, 2017) with the ability to capture opportunities globally. Advent’s growing client base includes some of the world’s largest public and corporate pension plans, foundations, endowments, insurance companies and high net worth individuals. Advent is not affiliated with Guggenheim.

About Guggenheim Investments
Guggenheim Investments is the global asset management and investment advisory division of Guggenheim Partners, LLC (“Guggenheim”), with $237 billion* in total assets across fixed income, equity, and alternative strategies. We focus on the return and risk needs of insurance companies, corporate and public pension funds, sovereign wealth funds, endowments and foundations, consultants, wealth managers, and high-net-worth investors. Our 275+ investment professionals perform rigorous research to understand market trends and identify undervalued opportunities in areas that are often complex and underfollowed. This approach to investment management has enabled us to deliver innovative strategies providing diversification opportunities and attractive long-term results.

*Guggenheim Investments total asset figure is as of 06.30.2017. The assets include leverage of $11.3bn for assets under management and $0.4bn for assets for which we provide administrative services. Guggenheim Investments represents the following affiliated investment management businesses of Guggenheim Partners, LLC: Guggenheim Partners Investment Management, LLC, Security Investors, LLC, Guggenheim Funds Investment Advisors, LLC, Guggenheim Funds Distributors, LLC, Guggenheim Real Estate, LLC, GS GAMMA Advisors, LLC, Guggenheim Partners Europe Limited, and Guggenheim Partners India Management.

This information does not represent an offer to sell securities of the Funds and it is not soliciting an offer to buy securities of the Funds. There can be no assurance that the Funds will achieve their investment objectives. The net asset values of the Funds will fluctuate with the value of the underlying securities. It is important to note that closed-end funds trade on their market value, not net asset value, and closed-end funds often trade at a discount to their net asset value. Past performance is not indicative of future performance. An investment in the Funds is subject to certain risks and other considerations. Such risks and considerations may include, but are not limited to: Investment and Market Risk; Convertible Securities Risk; Structured and Synthetic Convertible Securities Risk; Lower Grade Securities Risk; Equity Securities Risk; Preferred Securities Risk; Derivatives Risk; Interest Rate Risk; Leverage Risk; Anti-Takeover Provisions; Foreign Securities Risk; Foreign Currency Risk; Market Disruption Risk; Risk Associated with the Fund’s Covered Call Option Writing Strategy; Senior and Second Lien Secured Loan Risk and Illiquidity Risk. See www.guggenheiminvestments.com/cef for a detailed discussion of fund-specific risks.

Investors should consider the investment objectives and policies, risk considerations, charges and expenses of any investment before they invest. For this and more information visit www.guggenheiminvestments.com or contact a securities representative or Guggenheim Funds Distributors, LLC 227 West Monroe Street, Chicago, IL 60606, 800-345-7999.

Analyst Inquiries
William T. Korver
cefs@guggenheiminvestments.com

NOT FDIC-INSURED | NOT BANK-GUARANTEED | MAY LOSE VALUE
Member FINRA/SIPC (08/17)